

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Neal West
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corp.
27422 Portola Parkway, Suite 200
Foothill Ranch , California 92610-2831

> **Re: Kaiser Aluminum Corp**
> **Form 10-K for the year ended December 31, 2021**
> **Form 8-K filed April 20, 2022**
> **File No. 1-09447**

Dear Mr. West:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal 2021 Summary
Cost of Products Sold, page 32

1. We note you disclose 'higher hedged metal prices' as a driver of increased cost of products sold.  You further disclose that the "increase in net manufacturing conversion and other costs was primarily due to the addition of Packaging and additional overhead associated with the related increase in volume, as well as higher labor, energy, freight, benefit and metal cost driven by supply chain inefficiencies, inflation and labor shortages."  In future filings, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.  In addition, please also identify initiatives planned or taken, if any, to mitigate inflationary pressures.

Select Operational and Financial Information, page 33

2.  We note your disclosure of Value Added Revenue or "VAR" which appears to be calculated as Net Sales less Hedged Cost of Alloyed Metal. We also note from your disclosure on page 30 that Hedged Cost of Alloyed Metal refers to the cost of aluminum at the average Midwest Transaction Price plus the cost of alloying elements and any realized gains and/or losses on settled hedges related to the metal sold in the reference period. Please clarify the nature of the items included in the Hedged Cost of Alloyed Metal. In doing so, specify if the entire amount represents true pass-through costs to the customer and clarify, if true, that this amount has no impact on the dollar amount of your gross profit. In this regard we note your disclosures on page 9 and elsewhere in your filing that you "generally" are able to pass through costs of aluminum and other alloyed metals. Please advise.

Notes to the Financial Statements
Note 9. Debt and Credit Facility, page 78

3.  Please revise to include disclosure of the combined aggregate amount of maturities and sinking fund requirements for all long-term debt borrowings for each of the five years following the date of the latest balance sheet presented. See guidance in ASC 470-10-50-1.

Form 8-K filed April 20, 2022

Exhibit 99.1
First Quarter 2022, page 2

4.  It appears that management has given your non-GAAP measure, Adjusted EBITDA greater prominence than the comparable GAAP measure as you are discussing Adjusted EBITDA before reported net income in both the Management Summary section and the First Quarter 2022 discussion of your earnings release. Please revise future filings to give greater or equal prominence to the GAAP measures. Refer to Instruction 2 of Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance C&DIs on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing